UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of February, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated February 13, 2008	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2008	Cameco Corporation
	By:	/s/ Gary M.S. Chad
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Kyrgyz Government Requests Extension of Agreement Closing Date
Saskatoon, Saskatchewan, Canada, February 13, 2008 . . . . . . . . . . . . . .
Cameco Corporation today reported that the Kyrgyz government has requested an extension to April 30, 2008 of the closing date of previously announced agreements with Cameco and Centerra Gold Inc. (For details of these agreements please see Cameco’s August 30, 2007 news release.)
Centerra received a letter on February 13, 2008 from the Kyrgyz prime minister requesting an extension of the February 15, 2008 deadline for completion of the transactions contemplated by the preliminary framework agreements on the Kumtor project.
Cameco is prepared to continue its constructive relationship with the Government of the Kyrgyz Republic including assisting it to obtain the necessary parliamentary approval for the Kumtor transactions.
Kyrgyz parliamentary approval is one of a number of conditions to closing the agreements.
(For a recent update of the political situation in the Kyrgyz Republic please see Cameco’s February 6, 2008 quarterly news release.) There can be no assurance that parliamentary approval will be received or other conditions will be satisfied.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Gord Struthers	(306) 956-6593

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